United States securities and exchange commission logo





                          April 25, 2024

       Thomas K. Equels
       Chief Executive Officer
       AIM ImmunoTech Inc.
       2117 SW Highway 484
       Ocala, FL 34473

                                                        Re: AIM ImmunoTech Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 19,
2024
                                                            File No. 333-278839

       Dear Thomas K. Equels:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Richard Feiner, Esq.